Contact

www.linkedin.com/in/michaelault
(LinkedIn)

Top Skills

Music Production
Brand Strategy
Management

Certifications

Pro Tools 310 M (Expert Level:
Music)

Pro Tools 310 P (Expert Level: Post
Production)

Pro Tools 310 I (Expert Level: Icon)

Apple Logic Certified Pro

SIA SMAART

Michael Ault

Music has the power to define moments.
San Diego, California, United States

Summary

As a creative leader with over a decade of experience at the intersection of gaming, sound design, and music industry. I bring a unique blend of strategic vision, innovative execution, and team mentorship. My career spans directing the audio strategy for globally recognized titles like Rocket League to redefining the marketing approach for live events such as the Same Same But Different Festival.

My Approach:
I believe in fostering environments where creativity thrives while driving results through collaboration, innovation, and strategy. Whether it's defining a brand's identity, crafting compelling campaigns, or building scalable workflows, I am driven by the opportunity to make an impact.

Let's connect if you're looking for a passionate leader who can bridge the gap between artistry and execution.

Experience

Riot Games
Director of Music Operations
June 2025 - Present (3 months)
Santa Monica, California, United States

As Director of Music Operations, I sit at the intersection of the multi-talented Riot Games Music team supporting process, execution, and culture. My focus is on fostering operational clarity and team health across a high-performing group of creatives, project managers, and strategists. Together, we bring music to life across Games, esports, and global fan experiences.

Above all... I'm committed to helping the team cultivate an environment rooted in trust, psychological safety, and a healthy balance between creative ambition and sustainable work.

Responsibilities:
- Drive operational strategy and execution across music initiatives for Riot's IPs
- Champion team health, communication practices, and sustainable ways of working
- Partner with the team to design and implement scalable systems for creative workflows, music licensing, and cross-functional coordination
- Collaborate with internal teams to build alignment for cross-departmental success
- Optimize project planning, timelines, and resource management across multiple workstreams
- Help reduce ambiguity and support confident decision-making

Same Same But Different Festival
7 years 7 months

Marketing & Brand Director
April 2023 - Present (2 years 5 months)
San Diego, California, United States

- Transformed the festival's marketing strategy achieving significant improvement in team process and output.
- Managed a cross-functional team to execute high-impact creative digital marketing campaigns.
- Collaborated with designers, copywriters, and stakeholders to ensure seamless alignment with the festival's vision.
- On site lead for all media capture, creation, and direction
- Worked with AAA Musical Artist Teams for co-promotional Media and Marketing initiatives.
- Led key stakeholders in building and refining the Same Same But Different Brand.
- Analyzed key performance indicators to optimize campaign effectiveness and ROI.

Marketing & Media Strategy
February 2018 - April 2023 (5 years 3 months)
California, United States

Epic Games
4 years

Director of Audio
November 2022 - April 2023 (6 months)
San Diego, California, United States

The Director of Audio ensures that audio quality is a valuable component of the strategic choices in all Epic Projects. This role requires a deep understanding of audio as a gameplay component, a marketing element, and feature development for the various Epic product lines. The incumbent will supervise audio leaders and ensure their projects are in keeping with the broader studio strategy. This individual will also work with peers across all disciplines to create an understanding of audio's impact on their projects.

Audio Director
May 2019 - November 2022 (3 years 7 months)
San Diego, California, United States

Working as the Audio Director for Rocket League once acquired by Epic Games, to bring a high quality audio experience to a vast array of experiences at Epic.

Responsibilities include:
- Overseeing Audio Development and Quality
- Overseeing a cross discipline team (Design, Engineering, Biz Dev)
- Cross Product Music Product Strategy
- Marketing Support
- Organizational Health Strategy

Psyonix
Audio Director
August 2011 - May 2019 (7 years 10 months)
San Diego, CA

Working as the Audio Director at Psyonix Entertainment to bring a high quality audio experience to a vast array of games.

Responsibilities include:
- Overseeing Audio Development and Quality
- Music Product Strategy
- Marketing Support

Released Titles:
• Rocket League
• Nosgoth
• Arc Squadron

Self Employed
Audio Engineer / Producer

August 2007 - May 2019 (11 years 10 months)
San Diego, California, United States

I have aided numerous music projects to finish by elevating the quality and output of the given team.

Freelance Sound Designer
Sound Designer / Supervising Sound Editor
2007 - 2019 (12 years)

Dramatic Audio Post, Inc.
Assistant Sound Designer / Dialog Editor
January 2010 - March 2011 (1 year 3 months)

Sound designer and dialog editor for various projects ranging from ipad/iphone games to AAA titles.

Key Tasks:
• Dialog processing, editing, and quality control
• Sound designer for various projects

inXile Entertainment
Audio Implementer / Assistant Sound Designer
January 2010 - February 2011 (1 year 2 months)

Working through Dramatic Audio, I was the audio implementer on the inXile title Hunted: The Demons Forge

Key Tasks:
• Working with designers, programmers and leads to create and implement a unique sonic experience for the project
• Audio Implementation using Unreal Engine
• Working with Programmers to help design utilities to aid in scripting audio events
• Utilizing Pro Tools for sound design of game assets
• Work directly with Composer to facilitate creation of music that fits each scene of the game appropriately

Westlake Recording Studios
Pro Tools Technician / Assistant Engineer
October 2007 - December 2008 (1 year 3 months)

I was a technician that helped other engineers to effectively run recording sessions. I as well engineered sessions at this studio.

Key Tasks:

• On call audio engineer working in an array of musical styles
• Familiarity and experience with SSL G, J, AWS, as well as Neve VR and V3 consoles
• Facilitate organization, billing and parts ordering for

Education

The Recording Arts Center
310 P, 310 M, 310 I, Pro Tools Expert Level Education · (2007 - 2010)

College of DuPage
Associates in Arts, General Education · (2004 - 2009)

Conservatory of Recording Arts and Sciences
Master Recording Program II, Audio Engineering for Music and Post · (2007 - 2007)